SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Part 2 of 5

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Key financial metrics

Cash
	Cash remitted to Group			Operating capital generation
Continuing operations, excluding Delta Lloyd	2013 £m	2012 £m	Sterling% change	2013 £m	Restated1 2012 £m	Sterling % change
United Kingdom & Ireland Life	370	150	147%	595	688	(14)%
United Kingdom & Ireland general insurance & health2	347	150	131%	374	376	(1)%
Europe	388	343	13%	558	571	(2)%
Canada	130	136	(4)%	177	192	(8)%
Asia and Other	34	125	(73)%	68	32	113%
Total	1,269	904	40%	1,772	1,859	(5)%

Operating profit before tax: IFRS basis
Continuing operations, excluding Delta Lloyd	2013 £m	Restated1 2012 £m	Sterling % change
Life business	1,901	1,831	4%
General insurance and health	797	894	(11)%
Fund management	93	51	82%
Other*	(742)	(850)	13%
Total	2,049	1,926	6%
*    Includes other operations, Corporate Centre costs and Group debt and other interest costs.

Expenses
Continuing operations	2013 £m	2012 £m	Sterling % change
Operating expenses	3,006	3,234	(7)%
Integration & restructuring costs	363	461	(21)%
Expense base	3,369	3,695	(9)%

Value of new business
Continuing operations	2013 £m	2012 £m	Sterling % change
United Kingdom	435	420	4%
Ireland	6	(8)	175%
France	166	119	39%
Poland	51	35	46%
Italy	15	29	(48)%
Spain	33	56	(41)%
Turkey & Other Europe	38	32	19%
Asia - excluding Malaysia & Sri Lanka	91	55	65%
Value of new business - excluding Malaysia & Sri Lanka	835	738	13%
Malaysia & Sri Lanka	1	8	(88)%
Value of new business	836	746	12%

General insurance combined operating ratio
Continuing operations	2013	2012	Change
United Kingdom & Ireland	97.2%	98.6%	(1.4)pp
Europe	98.1%	99.4%	(1.3)pp
Canada	94.6%	93.4%	1.2pp
General insurance combined operating ratio	97.3%	97.0%	0.3pp

IFRS Profit after tax
	2013 £m	Restated1 2012 £m	Sterling % change
IFRS profit/(loss) after tax	2,151	(2,934)	n/a

Dividend
	2013	2012
Final dividend	9.4p	9.0p
Total dividend per share	15.0p	19.0p

Capital position
	2013 £bn	2012 £bn	Pro forma4 2012 £bn
Estimated economic capital surplus3	8.3	5.3	7.1
Estimated IGD solvency surplus3	3.6	3.8	3.9
IFRS net asset value per share	270p	278p
MCEV5 net asset value per share	445p	422p
1 The Group adopted the amendments to IAS19 and IFRS10 during the period and the requirements of the revised standards have been applied retrospectively. See note B1 for details.
2 Cash remittances include amounts received from Aviva Insurance Limited in January 2014 in respect of 2013 activity.
3    The economic capital surplus and IGD solvency surplus represent an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital'
      does not imply capital as required by regulators or other third parties.

4    At FY13 there is no pro forma basis for economic capital and IGD surplus. The FY13 economic capital surplus includes the allowance for staff pension scheme deficits on a fully funded basis under stressed conditions. The pro forma economic capital and IGD surplus at FY12 includes the benefit of completing the US Life, Aseval, Delta Lloyd and Malaysia transactions and, for economic capital only, an increase in pension scheme risk allowance from five to ten years of stressed contributions.

5    In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles with the exception of stating held for sale operations at their expected fair value, as represented by expected sale proceeds, less cost to sell.

Cash

1.i - Cash remitted to Group
The flow of sustainable cash remittances from the Group's businesses is a key financial priority. The cash remittances for FY13 from continuing operations, excluding the United States and Delta Lloyd, were £1,269 million (FY12: £904 million). The 2013 totals include amounts received from Aviva Insurance Limited in January 2014 in respect of 2013 activity in that business and its subsidiaries.

	2013			2012
	Operating capital generation £m	Dividend £m	% remitted to Group	Restated Operating capital generation £m	Dividend £m	Restated % remitted to Group
United Kingdom & Ireland life	595	370	62%	688	150	22%
United Kingdom & Ireland general insurance & health1	374	347	93%	376	150	40%
France	294	235	80%	330	202	61%
Poland	135	85	63%	124	70	56%
Italy	88	12	14%	75	-	-
Spain	51	51	100%	78	68	87%
Other Europe	(10)	5	n/a	(36)	3	n/a
Europe	558	388	70%	571	343	60%
Canada	177	130	73%	192	136	71%
Asia	97	20	21%	80	25	31%
Other	(29)	14	n/a	(48)	100	n/a
Group - continuing operations	1,772	1,269	72%	1,859	904	49%
United States and Delta Lloyd	195	-	-	123	40	33%
Group as reported	1,967	1,269	n/a	1,982	944	48%
1 FY13 dividend from UKGI of £347 million was remitted to Group in January 2014.

The improvement in cash remitted to Group is primarily driven by increased remittances from our businesses in UK life, Ireland life and UK general insurance. In addition, higher remittances were also received from our businesses in France, Poland and Italy, reflecting the benefit of management actions.

1.ii - Operating capital generation
The active management of the generation and utilisation of capital is a primary Group focus, balancing new business investment and shareholder distribution to deliver our "Cash flow plus growth" investment thesis.

	2013 £m	Restated 2012 £m
Operating capital generation:
Life in-force business1	1,530	1,703
General insurance, fund management and other operations	577	534
Operating capital generated before investment in new business - continuing operations (excluding Delta Lloyd)	2,107	2,237
Capital invested in new business	(335)	(378)
Operating capital generated after investment in new business - continuing operations (excluding Delta Lloyd)	1,772	1,859
United States and Delta Lloyd	195	123
Group as reported	1,967	1,982
1    The Life in-force business in FY12 excludes the negative impact from a true up relating to a prior estimate of required capital. The change in estimate of £88 million is included in MCEV note F9, but excluded from above as it does not impact the actual capital generated in 2012.

Operating capital generation comprises the following components:
- Operating free surplus emergence, including release of required capital, for the life in-force business (net of tax and non-controlling interests);
-    Operating profits for the general insurance and other non-life businesses net of tax and non-controlling interests from non-covered business only, where non-covered business is that which is outside the scope of life MCEV methodology.

-    Capital invested in new business. For life business this is the impact of initial and required capital on free surplus. For general insurance business this reflects the movement in required capital, which has been assumed to equal the regulatory minimum multiplied by the local management target level. Where appropriate movements in capital requirements exclude the impact of foreign exchange and other movements deemed to be non-operating in nature.

-    Post deconsolidation on 6 May 2011, all Delta Lloyd business (including its life, general insurance, fund management and non-insurance segments) has been included in OCG on an IFRS basis (net of taxation and non-controlling interests).

-    Post classification as held for sale in Q4 2012, the United States business (including its life, fund management and non-insurance segments that have been announced to be sold) was no longer managed on an MCEV basis so it has been included in OCG on an IFRS basis (net of taxation).

The amount of operating capital remitted to Group is dependent upon a number of factors including non-operating items and local regulatory requirements.

1.ii - Operating capital generation continued
The analysis of OCG by market and product and service is set out below.

	Life OCG				Non-life OCG
2013 £m	Free surplus emergence	New business strain	Other/ manage-ment actions	Life OCG	General Insurance and health1	Fund manage- ment1	Non- insurance1	Non-life usage2	Non-life OCG	Total OCG
United Kingdom & Ireland life	421	17	141	579	18	18	(14)	(6)	16	595
United Kingdom & Ireland general insurance & health	-	-	-	-	360	-	(5)	19	374	374
Europe	705	(272)	72	505	67	-	(5)	(9)	53	558
Canada	-	-	-	-	182	-	(2)	(3)	177	177
Asia	105	(66)	83	122	-	2	(13)	(14)	(25)	97
Fund management	3	-	-	3	-	18	-	2	20	23
Other	-	-	-	-	(51)	-	2	(3)	(52)	(52)
Total continuing operations	1,234	(321)	296	1,209	576	38	(37)	(14)	563	1,772
United States										195
Total Group operating capital generation										1,967

	Life OCG				Non-life OCG
Restated 2012 £m	Free surplus emergence	New business strain	Other/ management actions3	Life OCG	General insurance and health1	Fund manage- ment1	Non- insurance1	Non-life usage2	Non-life OCG	Total OCG
United Kingdom & Ireland life	407	(37)	303	673	10	8	(4)	1	15	688
United Kingdom & Ireland general insurance & health	-	-	-	-	343	-	(17)	50	376	376
Europe	662	(268)	147	541	43	-	6	(19)	30	571
Canada	-	-	-	-	202	-	-	(10)	192	192
Asia	117	(84)	64	97	(1)	1	(13)	(4)	(17)	80
Fund management	3	-	-	3	-	11	-	(7)	4	7
Other	-	-	-	-	31	(2)	(84)	-	(55)	(55)
Total continuing operations (excluding Delta Lloyd)	1,189	(389)	514	1,314	628	18	(112)	11	545	1,859
United States and Delta Lloyd										123
Total Group operating capital generation										1,982
1 Operating profit net of tax and non-controlling interests from non-covered businesses only, where non-covered business is that which is outside the scope of life MCEV methodology.
2    This reflects the movement in required capital, which has been assumed to equal the regulatory minimum multiplied by the local management target level. Where appropriate movements in capital requirements exclude the impact of foreign exchange and other movements deemed to be non-operating in nature.

3    The FY12 'other/management actions' figure in Europe excludes the negative impact of a true-up relating to a prior estimate of required capital. The change in estimate of £88 million is included in MCEV Note F9, but excluded from
      Life OCG as it does not impact the actual capital generated in 2012.

Operating capital generation (OCG) on a continuing basis, excluding the US and Delta Lloyd, is £1,772 million, down 5% compared to prior year (FY12: £1,859 million). Positive new business strain in the UK reflects annuity repricing action. Within the overall total, expense savings benefits across the group within OCG have been more than offset by the impact of Canadian flood costs and a lower level of benefits from management actions, particularly financial reinsurance transactions in UK Life. The expected free surplus emergence (shown in note 1.iii) taken with the expected contribution from new life business and non-life business, demonstrates that the current level of OCG is sustainable and underpins the future cash remittances from businesses to Group.

1.iii - Free surplus emergence
Maturity profile of undiscounted free surplus emergence equivalent embedded value cash flows
Total in-force business

Release of future profits and required capital	2013 £m	2012 £m
Year 1	1,223	1,190
Year 2	1,142	1,156
Year 3	1,093	1,175
Year 4	1,065	1,168
Year 5	1,167	1,003
Year 6	1,124	977
Year 7	1,046	917
Year 8	1,031	857
Year 9	946	952
Year 10	924	952
Years 11-15	4,238	4,312
Years 16-20	3,702	3,541
Years 20+	8,871	8,335
Total net of non-controlling interests1	27,572	26,535
1 Cashflow profiles exclude all held for sale operations.

The table above shows the expected future emergence of profits from the existing business implicit in the equivalent embedded value calculation for life covered in-force business. The cash flows have been split for the first ten years followed by five year tranches depending on the date when the profit is expected to emerge. These profits, which arise from the release of margins in the regulatory reserves as the business runs-off over time, are expected to emerge through operating capital generation (OCG) in future years. The cash flows are based on the non-economic assumptions used in the MCEV and normalised investment returns.
      For existing business, the cash flows will generally reduce over time due to lapses, maturities and other benefit payments. Each year new business will increase these profits, following the initial strain at point of sale. This table only includes the business currently in-force.
      The expected return in the OCG of £1,234 million (see note 1.ii) is broadly equal to the year 1 cash flow from 31 December 2012 of £1,190 million. The 2013 total of £1,234 million includes the expected transfers from the value in force (VIF) and required capital to free surplus of £1,217 million (MCEV section, note F8) and also the free surplus component of the expected return on net worth, which equals £17 million.
      The total real world cash flows have increased over 2013, largely reflecting the expected future cash flows from new business and higher real world returns partly offset by the expected run-off of the existing business and the regulatory changes in Poland relating to pension funds.
      The free surplus emergence in the table above only includes business written in the RIEESA when conditions for its release to shareholders are expected to have been met, which is currently in year 4.

Operating profit: IFRS basis

2 - Operating Profit: IFRS basis
Group operating profit before tax from continuing operations, excluding Delta Lloyd: IFRS basis
For the year ended 31 December 2013

Continuing operations, excluding Delta Lloyd	2013 £m	Restated 2012 £m
Operating profit before tax attributable to shareholders' profits
Life business
United Kingdom & Ireland	952	892
France	385	335
Poland	164	153
Italy	142	159
Spain	150	215
Turkey	8	5
Other Europe	2	2
Europe	851	869
Asia	96	69
Other	2	1
Total life business (note 7.i)	1,901	1,831
General insurance and health
United Kingdom & Ireland	489	502
Europe	112	98
Canada	246	277
Asia	1	(5)
Other	(51)	22
Total general insurance and health (note 7.ii)	797	894
Fund management
Aviva Investors	68	39
United Kingdom	23	11
Asia	2	1
Total fund management	93	51
Other
Other operations (note A1)	(90)	(177)
Market operating profit	2,701	2,599
Corporate centre (note A2)	(150)	(136)
Group debt costs and other interest (note A3)	(502)	(537)
Operating profit before tax attributable to shareholders' profits (excluding Delta Lloyd as an associate)	2,049	1,926

Overall, operating profit has increased by £123 million to £2,049 million (FY12: £1,926 million), with the main movements being operating expense savings of £228 million, partly offset by the costs of the Canadian floods in June and July (total impact to Group of £129 million). In addition there are two large one-off items included in these results - a curtailment gain of £145 million relating to the Ireland pension scheme and a charge of £132 million relating to compensation payments (see A1 - Other operations for further details). The net impact of these on operating profit is a gain of £13 million.
      Within the UK general insurance business, long term investment return has reduced by £113 million, of which £78 million is a result of the restructure of the internal loan at the start of 2013 (which is neutral at an overall Group level).
      The Group adopted the amendments to IAS 19 during the period (see note B1 for details) and the requirements of the revised standard have been applied retrospectively in accordance with the transition provision. This has resulted in an increase in operating profit for the full year 2012 of £150 million, with a corresponding decrease in other comprehensive income.

3 - Expenses
a) Expense base
Continuing operations	2013 £m	2012 £m
Operating expenses	3,006	3,234
Integration & restructuring costs	363	461
Expense base	3,369	3,695

b) Operating expenses1
Continuing operations	2013 £m	2012 £m
UK & Ireland life	607	736
UK & Ireland general insurance & health	818	826
Europe	644	662
Canada	378	401
Asia	86	93
Aviva Investors	290	306
Other Group activities	183	210
Operating cost base - continuing operations	3,006	3,234
1 Operating expenses includes expenses from life, general insurance & health, fund management and other operations.

The table below shows the lines of the IFRS consolidated income statement in which operating expenses have been included:
	2013 £m	2012 £m
Claims handling costs2	352	337
Non-commission acquisition costs3	871	968
Other expenses	1,783	1,929
Operating cost base - continuing operations	3,006	3,234
2 As reported within Net claims and benefits paid of £22,093 million (FY12: £23,601 million).
3 As reported within Fee and commission expense of £3,975 million (FY12: £4,457 million).

Overall operating expenses for the period were £3,006 million (FY12: £3,234 million), a reduction of £228 million compared with prior year. The overall 2011 base-line for the Group-wide expense reduction target is £3,366 million4, meaning that £360 million of savings out of the £400 million target to be delivered by the end of 2014 have been realised to date.
      Significant cost reductions have been made in the United Kingdom and Ireland. Both the life and general insurance businesses have achieved savings by reducing headcount for both permanent staff and contractor positions, lowering levels of property spend through renegotiation of leases or exiting property and reducing consultancy spend.
      Total operating expenses of our European markets have reduced by 3% compared to 2012 (7% on a constant currency basis) with lower costs in all markets on a constant currency basis.
      Aviva Investors has reduced operating expenses by £16 million, reflecting lower staff-related expenditure as a result of the restructuring initiatives implemented in 2012. Other Group activities, which include Group centre costs, have improved, particularly as a result of regional head office reductions and closures, including Aviva Europe and Aviva North America in 2012.

c) Integration and restructuring costs
Integration and restructuring costs from continuing operations were £363 million (FY12: £461 million) and mainly include expenses associated with the Group's transformation programme. Compared with the prior period, integration and restructuring costs reduced by 21% as transformation activity in UK and Ireland's general insurance business in 2012 was not repeated and Solvency II implementation costs reduced to £79 million (FY12: £117 million).

4 Target baseline will be adjusted for any subsequent disposals not already announced.

Value of new business

4 - Value of new business by market
Gross of tax and non-controlling interests - continuing operations	2013 £m	2012 £m
United Kingdom	435	420
Ireland	6	(8)
United Kingdom & Ireland	441	412
France	166	119
Poland	51	35
Italy	15	29
Spain	33	56
Turkey	37	30
Other Europe	1	2
Europe	303	271
Asia - excluding Malaysia & Sri Lanka	91	55
Value of new business - excluding Malaysia & Sri Lanka	835	738
Malaysia & Sri Lanka	1	8
Value of new business	836	746

The Group's value of new business1  (VNB) increased by 12% to £836 million (FY12: £746 million). The growth was primarily driven by strong performances in France, the UK & Ireland, Poland and Asia, partially offset by reductions in Italy and Spain.
      Overall new business volumes were broadly neutral, with reductions in the UK and Ireland and parts of Asia offset by increases in France, Poland, Italy, Turkey and Singapore. New business margin increased to 4.1% (FY12: 3.6%) (on a PVNBP basis) as businesses continued to focus on growing new business value.
      In the UK, VNB growth was achieved through improved margins, mainly as a result of pricing actions taken in the second half of 2012 in the UK annuity book. Volumes in the UK reduced significantly in the period, reflecting the strong focus on improving value and capital efficiency. Ireland's VNB also improved reflecting the sale of the Ark business, which produced negative VNB in the prior period, and a focus on higher margin product lines, particularly protection and annuities, in addition to expense efficiencies.
      In Europe improvements were largely driven by growth in France, Poland and Turkey, offset by reductions in Italy and Spain. In France the VNB increased by 39%, driven by increased volumes and a shift towards higher margin unit-linked products. Poland's VNB increased by 46% largely due to an increase in sales of unit-linked products and expense reductions, and Turkey's VNB increased by 23% due to an increase in sales of higher margin protection products. In Italy, lower risk-free rates impacted margins on with-profits business, particularly in Eurovita, which is held for sale. Excluding Eurovita, VNB increased by £4 million, principally due to management action to reduce guarantees on with-profits policies. In Spain, market conditions remained difficult, with VNB decreasing by 19% (excluding Aseval) due to lower volumes of protection business, particularly higher margin mortgage-linked products, as a result of the continuing contraction of the Spanish mortgage market.
      Excluding Malaysia and Sri Lanka, which have both now been sold, VNB in Asia increased by 65% to £91 million (FY12: £55 million), reflecting an increase in sales of higher margin products, particularly protection business in Singapore, China, and India. Expense savings in Singapore also had a positive impact on VNB.
      On a net of tax and non-controlling interest basis, the Group's VNB increased by 17% to £593 million (FY12: £505 million).

1        The trend analysis of VNB and present value of new business premiums (PVNBP) are included in Financial supplement, section E: VNB & sales analysis.

5 - General insurance combined operating ratio (COR)
	Net written premium		Claims ratio2		Commission and expense ratio3		Combined operating ratio4
	2013 £m	2012 £m	2013%	2012%	2013%	2012%	2013%	2012%
United Kingdom1	3,823	4,062	61.9	63.3	35.1	35.0	97.0	98.3
Ireland	278	326	64.1	69.7	35.1	32.6	99.2	102.3
United Kingdom & Ireland	4,101	4,388	62.1	63.8	35.1	34.8	97.2	98.6
Europe	1,360	1,295	69.6	70.2	28.5	29.2	98.1	99.4
Canada	2,250	2,176	63.2	61.0	31.4	32.4	94.6	93.4
Asia	14	22	76.3	68.5	31.8	37.1	108.1	105.6
Other5	33	67
Total	7,758	7,948	64.5	64.2	32.8	32.8	97.3	97.0
1 United Kingdom excluding Aviva Re and agencies in run-off.
2 Claims ratio: Incurred claims expressed as a percentage of net earned premiums.
3 Commission and Expense ratio: Written commissions and expenses expressed as a percentage of net written premiums.
4 Combined operating ratio: Aggregate of claims ratio and commission and expense ratio.
5 Other includes Aviva Re and agencies in run off.

Group combined operating ratio (COR) for the period is 97.3% (FY12: 97.0%) with the adverse impact of extreme flooding in Canada offsetting improvements in UK & Ireland and Europe.
      During June there was extreme flooding in Alberta, Canada. This 1 in 100 year event has impacted the group result at FY13 by £84 million (net of reinsurance). At the start of July 2013, there was also flooding in Toronto which has further impacted the FY13 group result by £45 million (net of reinsurance). Of the total impact of these two floods, £62 million is included in the results for Canada and £67 million is in the results of our internal reinsurance company, Aviva Re. The adverse impact on Group COR of these two events is 1.6pp.
      In the UK and Ireland, GI COR has improved by 1.4pp to 97.2% (FY12: 98.6%), reflecting an improvement in the claims ratio partially offset by a slightly higher commission ratio. In the UK, favourable movements in the claims ratio are largely driven by favourable weather and large loss experience, partly offset by some adverse prior year development. The small adverse movement in commission ratio is due to higher profit share commissions, as a result of favourable weather. In Ireland the COR has improved to 99.2% (FY12: 102.3%) mainly due to an improvement in the claims ratio as a result of good weather and favourable prior year claims experience, partly offset by higher commissions, as a result of a change in distribution structure. Ireland remains in the early stages of its turnaround and there remains significant work to be done.
      Europe's GI COR has improved by 1.3pp to 98.1% (FY12: 99.4%), reflecting an improvement across all components. Improvements in the claims ratio are largely driven by improved underwriting discipline and lower losses in Italy and Turkey, partly offset by a deterioration in France, largely driven by unfavourable weather in the second half of the year, and a small deterioration in Poland. Improvements in the commission and expense ratio reflecting management actions on expense efficiencies.
      We continue to apply our reserving policy consistently and to focus on understanding the true cost of claims to ensure that reserves are maintained at a robust level. Prior year reserve movements will vary year to year but our business is predominantly short tail in nature and the loss development experience is generally stable. In FY13 we have had a positive prior year development in our GI & health business, benefitting operating profit by £77 million (FY12: £84 million benefit to operating profit).

Business unit performance

6.i - United Kingdom and Ireland Life
	2013 £m	2012 £m
Cash remitted to Group	370	150
Operating capital generation	595	688
Life Operating profit: IFRS basis	952	892
Expenses
Operating expenses	607	736
Integration and restructuring costs	59	71
	666	807
Value of new business	441	412

Cash
During the year total cash remitted to Group was £370 million, up 147% from 2012, giving a remittance ratio of 62% (FY12: 22%). The UK Life business paid a dividend of £300 million in the first half of the year, an increase from £150 million in 2012. In July Ireland paid a dividend to Group of £70 million (FY12: nil) as progress on the turnaround of the Irish business continues.

Operating Capital Generation
Operating Capital Generation was down 14% to £595 million (FY12: £688 million). There was a slight increase on an underlying basis after adjusting for a prior year reinsurance transaction which contributed c.£100 million. Continued focus on cost reduction and pricing discipline have reduced the new business strain (FY13: £17 million favourable, FY12: £37 million strain).

Operating profit: IFRS basis
UK & Ireland life operating profit for FY13 was £952 million (FY12: £892 million). Within this total the UK life operating profit was £930 million, an increase of 5%. After adjusting for a net benefit from non-recurring items of £66 million in FY13 relating to longevity assumption changes and £74 million in FY12 which included the release of a longevity transaction reserve, life operating profit in the UK increased by 6%. This increase was due to expense reductions and pricing discipline. Ireland operating profit was up to £22 million (FY12: £5 million) as we continue to make progress in turning the business around.

Expenses
UK operating expenses reduced by 16% to £569 million (FY12: £675 million). Cost reduction actions include the de-layering of management structures, distribution rationalisation and prioritisation of IT and change initiatives. In the UK integration and restructuring costs were £44 million (FY12: £48 million), including the costs of Solvency II implementation and other project costs.
      Ireland operating expenses reduced 38% to £38 million (FY12: £61 million) with the reduction principally driven by the removal of the Ark Life business. Restructuring and integration costs were £15 million (FY12: £23 million).

Value of new business
Value of new business increased 7% to £441 million (FY12: £412 million). In the UK, VNB was up 4% to £435 million (FY12: £420 million), reflecting the focus on value through disciplined pricing and cost reductions. In Ireland VNB was up £14 million to £6 million (FY12: £(8) million) as a result of a strategic shift in business mix to more profitable products and the sale of the Ark Life business.

6.ii - United Kingdom and Ireland General Insurance & Health
	2013 £m	2012 £m
Cash remitted to Group1	347	150
Operating capital generation	374	376
Operating profit: IFRS basis	489	502
Expenses
Operating expenses	818	826
Integration and restructuring costs	24	170
	842	996
Combined operating ratio2	97.2%	98.6%
1 Cash remittances include amounts received from Aviva Insurance Limited in January 2014 in respect of 2013 activity.
2 General insurance business only.

Cash
Following the inter-company loan restructure in 2013, dividends from the business increased to £347 million, a remittance ratio of 93%. The 2013 total remittances include amounts received from Aviva Insurance Limited in January 2014 in respect of 2013 activity in that business and its subsidiaries. Dividends will normally be received in Q4 each year.

Operating Capital Generation
Operating Capital Generation in 2013 was £374 million (FY12: £376 million) in line with the previous year.

Operating profit: IFRS basis
UK and Ireland General insurance and health operating profit was £489 million (FY12: £502 million). The movement in operating profit includes a £122 million reduction in the total UK and Ireland general insurance investment return, of which £78 million reflects the revised terms of the internal loan, which is neutral at an overall Group level. This has been partly offset by an improved GI underwriting result of £123 million (FY12: £42 million). Underwriting performance in the year benefitted from benign weather, the impact of which was favourable compared to both expectations and 2012 despite claims totaling £60 million for the December storms and flooding. The result also included favourable large loss experience and lower expenses.
      In UK general insurance, personal lines business continues to perform well in challenging markets and while overall commercial profitability continues to show an improvement, performance by class is mixed. We continue to monitor the impact of regulatory reforms in the UK and their implication for future claims costs and pricing.
      Over the year, net written premiums (NWP) from UK general insurance declined 6% to £3,823 million (FY12: £4,062 million). This reduction is primarily driven by £123 million in SME commercial lines, reflecting remedial actions to improve the profitability of the book, and £107 million in personal motor as a result of disciplined underwriting in a competitive market.

Expenses
Total expenses (including integration and restructuring costs) have fallen by £154 million to £842 million (FY12: £996 million).
      UK general insurance total expenses have improved by 6% to £711 million (FY12: £756 million), including the impact of a reduction in headcount and other actions taken to mitigate reduced volumes.
      Ireland GI and health expenses improved materially, reducing to £131 million (FY12: £240 million) including restructuring and integration costs. The reduction in cost base forms a key component of the turnaround strategy for this business.

Combined operating ratio2
	Claims ratio		Commission and expense ratio		Combined operating ratio
United Kingdom & Ireland	2013%	2012%	2013%	2012%	2013%	2012%
Personal	57.7	59.6	35.4	34.7	93.1	94.3
Commercial	68.2	69.7	34.8	34.9	103.0	104.6
Total	62.1	63.8	35.1	34.8	97.2	98.6
2 General insurance business only.

The overall UK & Ireland general insurance combined operating ratio (COR) has improved to 97.2% (FY12: 98.6%).
      UK general insurance COR improved to 97.0% (FY12: 98.3%), with a positive impact of lower weather-related claims, compared with 2012 and favourable large loss experience. UK prior year reserves saw an overall strengthening of £18 million (FY12: £17 million).
      Market conditions in the UK for personal motor remain challenging with increased competition during the period and uncertainty caused by the implementation of regulatory reforms. Against this backdrop, the personal motor COR has improved slightly to 96% (FY12: 97%) as a result of our disciplined underwriting. Homeowner COR has improved to 87% (FY12: 93%), reflecting favourable weather and the continued focus on risk selection and pricing.
      Conditions in commercial lines continue to be challenging. In UK & Ireland profitability has improved with a combined operating ratio of 103% (FY12: 104.6%). There has been a benefit from the actions taken to remediate unprofitable business and favourable claims experience in commercial property, which has been partly offset by a strengthening of prior year reserves in UK commercial motor.
      Performance in Ireland has improved with an overall COR of 99.2% (FY12: 102.3%), driven by a reduction in claims ratio resulting from improved weather and favourable prior year claims experience.

6.iii - Europe1
	2013 £m	2012 £m
Cash remitted to Group	388	343
Operating capital generation	558	571
Operating profit: IFRS basis
Life	851	869
General insurance & health	112	98
	963	967
Expenses
Operating expenses	644	662
Integration and restructuring costs	34	28
	678	690
Value of new business	303	271
Combined operating ratio2	98.1%	99.4%
1 Our European businesses include life and general insurance business written in France, Poland, Italy, and Turkey, life business in Spain and health business in France.

Cash
Cash remitted to Group increased by 13% to £388 million (FY12: £343 million). This includes increased remittances from France (up 16% to £235 million), Poland (up 21% to £85 million) and Italy (FY13: £12 million; 2012: nil). These increases were partly offset by a reduction from Spain, reflecting the extraordinary dividend received from the retail business in 2012 and impact of the disposal of Aseval.

Operating capital generation
Operating capital generation (OCG) of £558 million is marginally below prior year (FY12: £571 million), with increases in Poland, Italy and Turkey offset by reductions in France and Spain (due to the disposal of Aseval).

Life operating profit: IFRS basis
Life operating profit reduced by 2% (6% in local currency) to £851 million (FY12: £869 million). Excluding the disposal of Aseval, Life operating profit increased by 5% primarily driven by increases in France and Poland, partly offset by reductions in Spain and Italy. In France, operating profit increased by 15% to £385 million (FY12: £335 million) mainly as a result of higher new business and increased margins. In Poland life operating profit improved by 7% to £164 million (FY12: £153 million), due to lower expenses and higher assets under management. In Spain, operating profit of £150 million was £65 million lower than prior year principally reflecting the sale of Aseval. In Italy life operating profit was £142 million, down 11% against prior year as 2012 benefitted from a one-off reinsurance transaction.

General insurance & health operating profit: IFRS basis
Operating profits of £112 million (FY12: £98 million) are up 14% (7% on a local currency basis). In Italy profits improved by 75% to £35 million (FY12: £20 million). This strong performance was driven by pricing and underwriting actions and lower claims frequency in motor. In Poland, operating profit of £9 million was stable. In France, operating profit was down 12% to £84 million (FY12: £95 million) largely due to reserves strengthening and adverse weather experience. Operating profit for our French health business improved more than 70% from 2012 to £14 million as a result of better claims experience and lower expenses.

Expenses
Total expense base reduced by 2% to £678 million (FY12: £690 million), with a stronger reduction measured in local currencies (5% improvement). Integration and restructuring costs of £34 million were largely incurred in France.

Value of new business
Value of new business (VNB) for Europe improved by 12% to £303 million (FY12: £271 million). Strong growth in France, Poland and Turkey was partly offset by reductions in Spain and Italy. VNB in France increased due to higher volumes and a move towards more favourable product mix, with a significant increase in the proportion of unit-linked business. In Turkey, VNB increased as a result of higher volumes and higher pension business following recent regulatory changes. In Spain, VNB was adversely impacted by the loss of the Aseval business and lower protection sales as a result of the continuing contraction of the mortgage market. In Italy, VNB was £15 million (FY12: £29 million) as lower risk-free rates impacted margins on with-profits business (particularly in Eurovita). Excluding Eurovita, VNB in Italy increased by £4 million (up 13%), driven by management actions to improve profitability of our with-profits products and reduce the cost of guarantees.

Combined operating ratio2
	Claims ratio		Commission and expense ratio		Combined operating ratio
Europe	2013%	2012%	2013%	2012%	2013%	2012%
France	69.5	66.6	27.6	28.3	97.1	94.9
Poland	61.9	61.5	33.3	37.0	95.2	98.5
Italy	67.6	73.1	27.6	26.7	95.2	99.8
Turkey	84.5	95.0	39.4	42.1	123.9	137.1
Total	69.6	70.2	28.5	29.2	98.1	99.4
2 General Insurance business only.

Combined operating ratio (COR) has improved to 98.1% (FY12: 99.4%). In Italy COR reduced to 95.2% (FY12: 99.8%) reflecting lower claims frequency and pricing actions. Poland also reduced COR to 95.2% (FY12: 98.5%) due to lower claims frequency and expenses. In Turkey, COR has improved against FY12 but remains unsatisfactory at 123.9% (FY12: 137.1%). These improvements were partly offset by a deterioration in France COR to 97.1% (FY12: 94.9%), reflecting adverse weather during the second half of 2013 and strengthening of reserves.

6.iv - Canada
	2013 £m	2012 £m
Cash remitted to Group	130	136
Operating capital generation	177	192
Operating profit: IFRS basis	246	277
Expenses
Operating expenses	378	401
Integration and restructuring costs	9	11
	387	412
Combined operating ratio	94.6%	93.4%

Cash
During the year total cash remitted to Group was £130 million. On a local currency basis this was in line with the cash remitted in 2012. The remittance ratio for the year was 73% compared with 71% in 2012.

Operating capital generation
Operating capital generation was £177 million, 8% lower than 2012. This reduction is predominantly driven by the severe weather events seen during 2013.

Operating profit: IFRS basis
General insurance operating profit was £246 million (FY12: £277 million), an 11% reduction compared with the prior year (9% reduction on a local currency basis). This was driven by the impact of the severe flooding in Alberta and Toronto during the year, which were Canada's first and third largest CAT loss events for the overall insurance industry. This flooding reduced operating profit within the Canadian business by £62 million (with a further adverse impact of £67 million in the results of the Group's internal reinsurance business). As a result there has been an increase in the combined operating ratio for personal and commercial property compared with 2012 but this was partially offset by lower expenses and favourable prior year reserve development reflecting the Ontario Auto reforms as well as prior year reserve releases in commercial lines.
      Long-term investment return, was down £11 million to £135 million, reflecting lower reinvestment yields.
      Business volumes have increased during 2013, with net written premiums up 3% to £2,250 million (FY12: £2,176 million, 5% growth on a local currency basis), driven by rating increases in personal and commercial property and growth in new business volumes across most lines, with particularly strong growth seen in Western Canada.

Expenses
Operating expenses are £378 million (FY12: £401 million), a reduction of 6%. On a constant currency basis, operating expenses have reduced by 4% reflecting the continued focus on expense management and the realisation of cost savings initiatives. Integration and restructuring costs were lower than the prior year at £9 million (FY12: £11 million).

Combined operating ratio
	Claims ratio		Commission and expense ratio		Combined operating ratio
Canada	2013%	2012%	2013%	2012%	2013%	2012%
Personal	64.0	60.6	29.3	29.9	93.3	90.5
Commercial	61.8	61.7	35.1	36.4	96.9	98.1
Total	63.2	61.0	31.4	32.4	94.6	93.4

Compared to the prior year, combined operating ratio is higher at 94.6% (FY12: 93.4%), driven by the adverse impact of the Alberta and Toronto weather events. The expense ratio has improved compared with 2012 reflecting the focus on cost control.

6.v - Asia
	2013 £m	2012 £m
Cash remitted to Group	20	25
Operating capital generation	97	80
Operating profit: IFRS basis
Life	96	69
General insurance & health	1	(5)
	97	64
Expenses
Operating expenses	86	93
Integration and restructuring costs	7	4
	93	97
Value of new business - excluding Malaysia & Sri Lanka	91	55
Combined operating ratio	108.1%	105.6%

Cash
During the year total cash remitted to Group was £20 million, (FY12: £25 million). This dividend was paid entirely from the Singapore business, representing an 18% increase on Singapore's 2012 remittance to Group. The overall remittance ratio reflects the focus on growth in Asia and was 21% in 2013 (FY12: 31%).

Operating Capital Generation
Operating capital generation in 2013 was £97 million (FY12: £80 million), which primarily reflects the positive impact of a reinsurance transaction in Singapore reported in the first half of 2013.

Operating profit: IFRS basis
Overall operating profit from life and the general insurance and health business increased to £97 million (FY12: £64 million), mainly driven by higher earnings from the in-force portfolio and increased profits from favourable experience in China. Within this total, life business profits grew to £96 million (FY12: £69 million), with a £1 million result from the non-life business (FY12: £5 million loss).

Expenses
Operating expenses have reduced by 8% (7% on local currency basis) to £86 million (FY12: £93 million), mainly due to the disposal of Sri Lanka. The increase in integration and restructuring costs reflect the restructuring of Asia's head office.

Value of New Business
Value of new business (VNB), excluding Malaysia and Sri Lanka, for the period was £91 million (FY12: £55 million), an increase of 65% (on a sterling and local currency basis) with the growth driven by Singapore and China. Singapore's VNB increased as a result of an improved business mix, with strong protection sales and the success of new product lines launched earlier in the year. Despite a reduction in volumes, China's sales mix shifted towards higher margin traditional protection products with a net increase in VNB to £16 million (FY12: £9 million).

Combined Operating Ratio
Combined operating ratio for the Asia businesses was 108.1% (FY12: 105.6%), with the deterioration driven by a one-off increase in reserve margin in Singapore. Overall net written premiums for the general insurance and health business reduced to £100 million (FY12: £120 million), reflecting the withdrawal from some unprofitable health products in Singapore and the disposal of our Sri Lankan business in Q4 2012.

6.vi - Fund management
	2013 £m	2012 £m
Cash remitted to Group1	14	15
Operating capital generation1	23	7
Operating profit: IFRS basis
Aviva Investors	68	39
United Kingdom	23	11
Asia	2	1
	93	51
Aviva investors: Operating profit: IFRS basis
Fund management	68	39
Other operations - client compensation costs	(96)	-
	(28)	39
Expenses1
Operating expenses	290	306
Integration and restructuring costs	41	33
	331	339
1 Only includes Aviva Investors Fund Management

Cash
During 2013 a dividend of £14 million was paid to Group, compared with a dividend of £15 million in 2012.

Operating Capital Generation
Operating capital generation in Aviva Investors increased by £16 million to £23 million, primarily as a result of higher operating profits in the year.

Operating profit: IFRS basis
Aviva Investors fund management operating profit was £68 million (FY12: £39 million) driven by higher revenues reflecting positive market movements and performance fees together with reduced operating expenses as a result of cost savings initiatives.
      In 2013 we found evidence of improper allocation of trades in fixed income securities in Aviva Investors. This occurred between 2006 - 2012. There is a total adverse impact on operating profit from this activity of £96 million, reflecting the compensation expected to be claimed in respect of these breaches and associated costs. These client compensation costs have been recognised within the 'Other operations' result (note A1).

Expenses
Operating expenses have fallen by £16 million compared with 2012 to £290 million, with reductions in staff and non-staff spend. Integration and restructuring costs have increased by £8 million to £41 million, reflecting restructuring activity required as part of the 2013 strategic review.

Net flows and funds under management - Aviva Investors
	Internal £m	External £m	Total £m
Aviva Investors
Funds under management at 1 January 2013	185,027	51,309	236,336
Gross Sales	17,182	10,112	27,294
Gross claims/redemptions	(20,967)	(11,376)	(32,343)
Market movements and other	11,130	(1,910)	9,220
Funds under management at 31 December 2013	192,372	48,135	240,507

Aviva Investors funds under management have increased by £4.2 billion during the year. This is driven by market movements and the impact of foreign exchange movements, offset by net redemptions. Within market movements and other, there has also been a reallocation of £3.8 billion of funds from an externally managed provider to Aviva Investors.
      While we have seen significant external sales in 2013, these have been more than offset by outflows. Sales have included strong inflows in the UK Liquidity funds, the on-going Aviva Investors business in the US, and our High Yield and Emerging Market Debt capabilities.
      Within internal assets we have seen overall net outflows in our UK business.

Profit drivers: IFRS basis

7.i - Life business
Life business operating profit before shareholder tax for continuing operations increased by 4% to £1,901 million (FY12: £1,831 million).
      Total income reduced by 7% to £3,352 million (FY12: £3,609 million), principally as a result of reduced annuity sales in the UK. This has been partially offset by an 11% reduction in expenses to £1,582 million (FY12: £1,787 million), with falls in both acquisition and administration costs, giving an improvement in cost/income ratio to 47% (FY12: 50%). In addition, the contribution from DAC and AVIF amortisation and other items increased with an aggregate £129 million positive impact for the period (FY12: £8 million). There has been an overall benefit of £37 million to the life business operating profit due to foreign exchange movements in 2013, largely driven by the strengthening of the euro.
      In the UK & Ireland, life operating profit increased by 7%. After adjusting for a net benefit from non-recurring items of £66 million in FY13 relating to longevity assumption changes and £74 million in FY12 which included the release of a longevity transaction reserve, life operating profit in the UK and Ireland increased by 8%. This was driven by higher new business income net of acquisition expenses, lower administration expenses and a higher benefit from DAC and AVIF and other items.
      Life operating profit decreased by 2% in Europe, driven by lower new business income, partially offset by increased participating business income and lower acquisition expenses.
      In Asia, an increase in life operating profit of 39% was driven by growth in new business income in Singapore and China, favourable experience and an overall reduction in expenses and charges.

	United Kingdom & Ireland		Europe		Asia		Total Continuing Operations
	2013 £m	Restated 2012 £m	2013 £m	2012 £m	2013 £m	2012 £m	2013 £m	Restated 2012 £m
New business income	488	619	234	267	116	101	838	987
Underwriting margin	213	261	305	339	52	58	570	658
Investment return	780	822	1,101	1,076	63	66	1,944	1,964
Total Income	1,481	1,702	1,640	1,682	231	225	3,352	3,609
Acquisition expenses	(284)	(451)	(300)	(317)	(94)	(100)	(678)	(868)
Administration expenses	(405)	(426)	(461)	(450)	(38)	(43)	(904)	(919)
Total Expenses	(689)	(877)	(761)	(767)	(132)	(143)	(1,582)	(1,787)
DAC, AVIF and other	160	67	(28)	(46)	(3)	(13)	129	8
	952	892	851	869	96	69	1,899	1,830
Other business1							2	1
Total - continuing operations							1,901	1,831
1 Other business includes the total result for Aviva Investors Pooled Pensions and Aviva Life Reinsurance

Income: New business income and underwriting margin
	United Kingdom & Ireland		Europe		Asia		Total
	2013	Restated 2012	2013	2012	2013	2012	2013	Restated 2012
New business income (£m)	488	619	234	267	116	101	838	987
APE (£m)	1,390	1,516	1,022	902	298	310	2,710	2,728
As margin on APE (%)	35%	41%	23%	30%	39%	33%	31%	36%
Underwriting margin (£m)	213	261	305	339	52	58	570	658
Analysed by:
Expenses	51	66	70	99	33	32	154	197
Mortality and longevity	130	129	210	213	14	18	354	360
Persistency	32	66	25	27	5	8	62	101

(a) New business income
New business income reduced to £838 million (FY12: £987 million) due to lower new business volumes in UK & Ireland and a reduction in new business margin on APE in both the UK & Ireland and Europe. The net contribution from new business is the new business income less associated acquisition expenses, which increased by 34% to £160 million (FY12: £119 million).
      In the UK & Ireland, net contribution from new business increased by 21% to £204 million (FY12: £168 million) as a result of cost efficiencies and a reduction in annuity and protection volumes partially offset by increased volumes of pension business during the year. There was a reduction in margin on APE to 35% (FY12: 41%) largely driven by a change in the business mix, mainly due to lower annuity volumes.
      In Europe, net contribution reduced by 32% to a loss of £66 million (FY12: loss of £50 million). Volumes based on APE increased by 13%, largely driven by France and Italy, particularly across pension and bond products. New business margin has reduced to 23% (FY12: 30%) largely due to changes in product mix, particularly in Spain and the impact of adverse economics on with-profit business in Italy.
      In Asia, net contribution increased to £22 million (FY12: profit of £1 million) driven by an increase in volumes of higher margin protection business and a reduction in acquisition costs as a result of a change in business mix with lower commission.

(b) Underwriting margin
The underwriting margin reduced to £570 million (FY12: £658 million). The reduced margin in the UK & Ireland was primarily driven by a lower profit in Ireland following the sale of Ark Life. In Europe, an overall decrease in underwriting margin was driven by the sale of Aseval in Spain and disposal of other smaller European businesses. This was partially offset by an improvement in France as a result of management actions to reduce the cost of guaranteed death benefits which generated additional profits of £38 million (FY12: £29 million).

7.i - Life business continued
Income: Investment return
	United Kingdom & Ireland		Europe		Asia		Total
	2013	Restated 2012	2013	2012	2013	2012	2013	Restated 2012
Unit-linked margin (£m)	411	425	454	433	20	24	885	882
As annual management charge on average reserves (bps)	88	95	119	121	167	185	102	107
Average reserves (£bn)	46.9	44.9	38.3	35.9	1.2	1.3	86.4	82.1
Participating business (£m)	86	78	510	477	(6)	(8)	590	547
As bonus on average reserves (bps)	23	20	82	79	n/a	n/a	59	54
Average reserves (£bn)	36.6	39.7	62.3	60.3	1.5	1.4	100.4	101.4
Spread margin (£m)	140	121	28	40	37	36	205	197
As spread margin on average reserves (bps)	35	31	67	87	195	189	44	43
Average reserves (£bn)	40.3	38.8	4.2	4.6	1.9	1.9	46.4	45.3
Expected return on shareholder assets (£m)	143	198	109	126	12	14	264	338
Total (£m)	780	822	1,101	1,076	63	66	1,944	1,964

(c) Unit-linked margin
The unit-linked margin was stable at £885 million (FY12: £882 million). The margin as a proportion of average unit-linked reserves was 102 bps (FY12: 107 bps), on average reserves of £86 billion (FY12: £82 billion). The decrease in unit-linked margin in the UK & Ireland is primarily driven by the sale of Ark Life in Ireland and a change in business mix in the UK to lower margin pension business and business with lower charges in light of the Retail Distribution Review (RDR). The increase in Europe is primarily driven by higher volumes in France, where there have been several successful new product launches during the year, and Poland. In Asia, the decrease in margin is primarily driven by a decrease in in-force reserves and changes in business mix.

(d) Participating business
Income from participating business increased to £590 million (FY12: £547 million). In the UK & Ireland, the shareholder transfer from with-profit funds increased to £86 million (FY12: £78 million), reflecting higher levels of bonuses paid to policyholders. In Europe, income increased to £510 million (FY12: £477 million), driven by favourable exchange rate movements and higher profitability in Italy due to improved economics towards the end of the year. Participating business income in France, which contributes the majority of participating income in the Group, is broadly stable. In Asia, losses were incurred on our participating business in China and Hong Kong.

(e) Spread margin
Spread business income, which mainly relates to UK immediate annuity and equity release business, was stable at £205 million (FY12: £197 million). The spread margin on average reserves remained stable at 44 bps (FY12: 43 bps), on average reserves of £46 billion (FY12: £45 billion). The spread margin in the UK & Ireland increased to £140 million (FY12: £121 million), reflecting growth in annuity assets under management. In Europe the spread margin reduced due to the sale of Aseval in Spain.

(f) Expected return on shareholder assets
Expected returns, representing investment income on surplus funds reduced to £264 million (FY12: £338 million). The reduction in income mainly relates to the UK, reflecting lower bond yields on the assets within the surplus funds and the lower unwind of the cost of guarantees.

7.i - Life business continued
Expenses
	United Kingdom & Ireland		Europe		Asia		Total
	2013	Restated 2012	2013	2012	2013	2012	2013	Restated 2012
Acquisition expenses (£m)	(284)	(451)	(300)	(317)	(94)	(100)	(678)	(868)
APE (£m)	1,390	1,516	1,022	902	298	310	2,710	2,728
As acquisition expense ratio on APE (%)	20%	30%	29%	35%	32%	32%	25%	32%
Administration expenses (£m)	(405)	(426)	(461)	(450)	(38)	(43)	(904)	(919)
As existing business expense ratio on average reserves (bps)	33	35	44	45	83	93	39	40
Average reserves (£bn)	123.8	123.4	104.8	100.8	4.6	4.6	233.2	228.8

(g) Acquisition expenses
Acquisition expenses reduced to £678 million (FY12: £868 million), driven by reductions in the UK and Europe reflecting the focus on cost efficiency and the impact of lower new business volumes. In the UK, commission payments reduced due to lower protection volumes and the absence of commission on post-RDR new savings business. The overall group-wide ratio of acquisition expenses to APE was 25% (FY12: 32%).

(h) Administration expenses
Administration expenses reduced to £904 million (FY12: £919 million), driven by cost efficiencies in UK & Ireland and Asia, partly offset by increases in Europe due to higher renewal commission in France as a result of increased sales and adverse exchange rate movements. The expense ratio was stable at 39 bps (FY12: 40 bps) on average reserves of £233 billion (FY12: £229 billion).

(i) DAC, AVIF and other
DAC, AVIF and other items amounted to an overall positive contribution of £129 million (FY12: £8 million). DAC and AVIF amortisation charges have reduced by £157 million, largely driven by the UK & Ireland as a result of a DAC write off in 2012 and the sale of Ark Life. The positive contribution from other items has reduced by £36 million which is mainly driven by the UK. In the UK, the current year includes a non-recurring benefit of £66 million relating to longevity assumption changes, compared to a benefit of £74 million in the prior year. This prior year benefit of £74 million included the release of a £90 million annuity longevity transaction reserve which was no longer required, offset by a £16 million adverse impact from capital management actions.
      Other items also include a profit of £2 million (FY12: £1 million) in respect of minor operations reported under other business.

7.ii - General insurance and health
2013	UK Personal £m	UK Commercial £m	Total UK £m	Ireland £m	Total UK & Ireland £m	Canada Personal £m	Canada Commercial £m	Total Canada £m	Europe £m	Asia & Other1 £m	Total £m
General insurance
Gross written premiums	2,375	1,717	4,092	290	4,382	1,419	900	2,319	1,442	22	8,165
Net written premiums	2,276	1,547	3,823	278	4,101	1,396	854	2,250	1,360	47	7,758
Net earned premiums	2,344	1,629	3,973	312	4,285	1,364	832	2,196	1,368	48	7,897
Net claims incurred	(1,347)	(1,112)	(2,459)	(200)	(2,659)	(874)	(513)	(1,387)	(951)	(97)	(5,094)
Of which claims handling costs			(200)	(6)	(206)			(88)	(49)	-	(343)
Written commission	(631)	(333)	(964)	(42)	(1,006)	(283)	(170)	(453)	(256)	(1)	(1,716)
Written expenses2	(175)	(205)	(380)	(56)	(436)	(126)	(129)	(255)	(131)	(5)	(827)
Movement in DAC	(30)	(27)	(57)	(8)	(65)	11	5	16	(3)	-	(52)
Internal reallocation of result of UK run-off business	-	4	4	-	4	-	-	-	-	(4)	-
Underwriting result	161	(44)	117	6	123	92	25	117	27	(59)	208
Longer-term investment return3			318	18	336			135	71	7	549
Other4			(4)	-	(4)			(6)	-	-	(10)
Operating profit			431	24	455			246	98	(52)	747
Health insurance
Underwriting result					28			-	13	1	42
Longer-term investment return					6			-	1	1	8
Operating profit					34			-	14	2	50
Total operating profit					489			246	112	(50)	797
General insurance combined operating ratio
Claims ratio	57.5%	68.2%	61.9%	64.1%	62.1%	64.0%	61.8%	63.2%	69.6%		64.5%
Commission ratio	27.7%	21.5%	25.2%	15.1%	24.5%	20.3%	19.9%	20.1%	18.8%		22.1%
Expense ratio	7.7%	13.2%	9.9%	20.0%	10.6%	9.0%	15.2%	11.3%	9.7%		10.7%
Combined operating ratio5	92.9%	102.9%	97.0%	99.2%	97.2%	93.3%	96.9%	94.6%	98.1%		97.3%
Assets supporting general insurance and health business
Debt securities			3,515	994	4,509			3,098	2,255	243	10,105
Equity securities			15	-	15			301	23	-	339
Investment property			1	6	7			-	133	-	140
Cash and cash equivalents			1,490	194	1,684			95	139	51	1,969
Other6			5,030	109	5,139			112	159	-	5,410
Assets at 31 December 2013			10,051	1,303	11,354			3,606	2,709	294	17,963
Debt securities			2,765	814	3,579			3,410	2,168	140	9,297
Equity securities			415	-	415			343	16	-	774
Investment property			1	7	8			-	131	-	139
Cash and cash equivalents			1,500	390	1,890			103	312	230	2,535
Other			5,690	110	5,800			147	50	-	5,997
Assets at 31 December 2012			10,371	1,321	11,692			4,003	2,677	370	18,742
Average assets			10,211	1,312	11,523			3,804	2,694	332	18,353
LTIR as % of average assets			3.2%	1.4%	3.0%			3.5%	2.7%	2.4%	3.0%
1    Asia & Other includes Aviva Re.
2 Operating expenses shown in note 3 includes claims handling costs and written expenses included in general insurance COR above, plus operating expenses of other (non-insurance) operations.
3 The UK LTIR includes benefit of £221 million (FY12: £299 million) return on the internal loan. This is lower than 2012 primarily as a result of a reorganisation of this loan during 2013.
4 Includes unwind of discount and pension scheme net finance costs.
5    COR is calculated as incurred claims expressed as a percentage of net earned premiums, plus written commissions and written expenses expressed as a percentage of net written premiums. COR is calculated using unrounded numbers so minor rounding differences may exist.

6 Includes loans and other financial investments.

7.ii - General insurance and health continued
2012	UK Personal £m	UK Commercial £m	Total UK £m	Ireland £m	Total UK & Ireland £m	Canada Personal £m	Canada Commercial £m	Total Canada £m	Europe £m	Asia & Other1 £m	Total £m
General insurance
Gross written premiums	2,489	1,838	4,327	343	4,670	1,377	871	2,248	1,384	67	8,369
Net written premiums	2,397	1,665	4,062	326	4,388	1,352	824	2,176	1,295	89	7,948
Net earned premiums	2,431	1,687	4,118	335	4,453	1,333	812	2,145	1,272	90	7,960
Net claims incurred	(1,443)	(1,165)	(2,608)	(234)	(2,842)	(808)	(501)	(1,309)	(893)	(69)	(5,113)
Of which claims handling costs			(178)	(14)	(192)			(97)	(41)	-	(330)
Written commission	(640)	(375)	(1,015)	(36)	(1,051)	(272)	(165)	(437)	(248)	(7)	(1,743)
Written expenses2	(197)	(208)	(405)	(70)	(475)	(132)	(135)	(267)	(129)	8	(863)
Movement in DAC	(18)	(35)	(53)	(1)	(54)	6	1	7	7	(1)	(41)
Internal reallocation of result of UK run-off business	-	11	11	-	11	-	-	-	-	(11)	-
Underwriting result	133	(85)	48	(6)	42	127	12	139	9	10	200
Longer-term investment return3			431	27	458			146	81	12	697
Other4			(20)	-	(20)			(8)	-	-	(28)
Operating profit			459	21	480			277	90	22	869
Health insurance
Underwriting result					12			-	8	(6)	14
Longer-term investment return					10			-	-	1	11
Operating profit					22			-	8	(5)	25
Total operating profit					502			277	98	17	894
General insurance combined operating ratio
Claims ratio	59.4%	69.0%	63.3%	69.7%	63.8%	60.6%	61.7%	61.0%	70.2%		64.2%
Commission ratio	26.7%	22.5%	25.0%	11.2%	24.0%	20.1%	20.1%	20.1%	19.2%		21.9%
Expense ratio	8.2%	12.5%	10.0%	21.4%	10.8%	9.8%	16.3%	12.3%	10.0%		10.9%
Combined operating ratio5	94.3%	104.0%	98.3%	102.3%	98.6%	90.5%	98.1%	93.4%	99.4%		97.0%
Assets supporting general insurance and health business
Debt securities			2,765	814	3,579			3,410	2,168	140	9,297
Equity securities			415	-	415			343	16	-	774
Investment property			1	7	8			-	131	-	139
Cash and cash equivalents			1,500	390	1,890			103	312	230	2,535
Other6			5,690	110	5,800			147	50	-	5,997
Assets at 31 December 2012			10,371	1,321	11,692			4,003	2,677	370	18,742
Debt securities			2,712	1,067	3,779			3,284	2,009	299	9,371
Equity securities			120	1	121			390	17	23	551
Investment property			10	10	20			-	132	-	152
Cash and cash equivalents			1,541	126	1,667			193	334	121	2,315
Other			6,187	107	6,294			90	89	3	6,476
Assets at 31 December 2011			10,570	1,311	11,881			3,957	2,581	446	18,865
Average assets			10,471	1,316	11,787			3,980	2,629	408	18,804
LTIR as % of average assets			4.2%	2.2%	4.0%			3.7%	3.1%	3.2%	3.8%
1    Asia & Other includes Aviva Re.
2 Operating expenses shown in note 3 includes claims handling costs and written expenses included in general insurance COR above, plus operating expenses of other (non-insurance) operations.
3 The UK LTIR includes benefit of £299 million return on the internal loan.
4 Includes unwind of discount and pension scheme net finance costs.
5    COR is calculated as incurred claims expressed as a percentage of net earned premiums, plus written commissions and written expenses expressed as a percentage of net written premiums. COR is calculated using unrounded numbers so minor rounding differences may exist.

6 Includes loans and other financial investments.

7.iii - Net flows
	Restated1 Managed assets at 1 January 2013 £m	Premiums and deposits, net of reinsurance £m	Claims and redemptions, net of reinsurance £m	Net flows2 £m	Effect of disposals, market and other movements £m	Managed assets at 31 December 2013 £m
Life business - continuing operations
UK - non-profit	80,499	6,790	(6,891)	(101)	3,299	83,697
Ireland	8,781	491	(806)	(315)	(2,902)	5,564
United Kingdom & Ireland (excluding UK with-profits)	89,280	7,281	(7,697)	(416)	397	89,261
Europe	94,874	8,349	(8,338)	11	3,308	98,193
Asia	2,893	431	(406)	25	(175)	2,743
Other	1,893	90	(330)	(240)	114	1,767
	188,940	16,151	(16,771)	(620)	3,644	191,964
UK - with-profits	42,534					40,229
Total life business - continuing operations	231,474					232,193
1    Restated for the impact of IFRS10 - see note B2 for details. Managed assets reflect IFRS investments, loans, investment property and cash and cash equivalents.
2 Life business net flows in the table above are net of reinsurance and exclude flows related to UK equity release products.

United Kingdom & Ireland (excluding UK with-profits)
During 2013, net outflows in UK Life (non-profit) were £101 million. New business inflows in the UK reduced in the period, reflecting the strong focus towards improving value and capital efficiency. There were also higher claims and redemptions compared to FY12 reflecting the increase in size of the annuities book in 2012 and the consequential increase in annuity payments in 2013.
      Including the Aviva Platform (not included in this table), which is a secure on-line investment platform covering SIPPs, ISAs and OEICs, UK Life has seen positive inflows of £1.3 billion.
      In Ireland, net outflows were £315 million reflecting the change in strategic focus. The reduction in managed assets in Ireland at FY13 reflects the disposal of Ark Life in March 2013.

Europe
Net inflows were £11 million, reflecting increased volumes and lower redemptions in France which have been offset by net outflows in Italy and Spain. Other movements include favourable market and foreign exchange movements (driven by the strengthening of the euro against sterling), partly offset by the effect of the disposals of Aseval, Russia and Romania Pensions.

Asia and other
Net inflows in Asia were £25 million arising principally in Singapore. Other business net outflows of £240 million relates to Aviva Investors' Pooled Pensions business.

8.i - Summary of assets

The Group asset portfolio is invested to generate competitive investment returns for both policyholders and shareholders whilst remaining within the Group's appetite for market and credit risk.
      The Group has a low appetite for interest rate risk and currency risk which means that the asset portfolios are well matched by duration and currency to the liabilities they cover. The Group also runs a low level of liquidity risk which results in a high proportion of income generating assets and a preference for more liquid assets where there is the potential need to realise those assets before maturity.
      The Group seeks to diversify its asset portfolio in order to reduce risk and provide more attractive risk-adjusted returns. In order to achieve this there is a comprehensive risk limit framework in place. There is an allowance for diversification in our economic capital model, actions have been taken to reduce our exposure to the Eurozone periphery, and we are broadening the investment portfolio in individual businesses.
      Asset allocation decisions are taken at legal entity level and in many cases by fund within a legal entity in order to reflect the nature of the liabilities, customer expectations, the local accounting and regulatory treatment, and any local constraints. These asset allocation decisions are made in accordance with a Group-wide framework that takes into account consensus investment views across the Group, prioritised Group objectives and metrics and Group risk limits and constraints. This framework is overseen by the Group ALCO (Asset Liability Committee) and facilitates a consistent approach to asset allocation across the business units in line with Group risk appetite and shareholder objectives.
      The asset allocation as at 31 December 2013 across the Group, split according to the type of liability the assets are covering, is shown in the table below. Further information on these assets is given in the analysis of assets section.
	Shareholder business assets			Participating fund assets
2013 £m	General Insurance & health & other1	Annuity and non-profit2	Policyholder (unit linked assets)	UK style with profits	Continental European-style participating funds	Total assets analysed	Less assets of operation classified as held for sale	Carrying value in the statement of financial position
Debt securities
Government bonds	6,471	8,338	5,289	14,291	26,935	61,324	(1,863)	59,461
Corporate bonds	3,786	13,141	5,729	7,364	27,457	57,477	(557)	56,920
Other	202	1,422	1,817	975	3,588	8,004	-	8,004
	10,459	22,901	12,835	22,630	57,980	126,805	(2,420)	124,385
Loans
Mortgage loans	191	16,934	-	785	1	17,911	-	17,911
Other loans	165	583	471	3,907	842	5,968	-	5,968
	356	17,517	471	4,692	843	23,879	-	23,879
Equity securities	499	501	25,836	7,970	2,574	37,380	(54)	37,326
Investment property	143	96	3,564	4,262	1,386	9,451	-	9,451
Other investments	361	647	26,563	2,229	1,651	31,451	(201)	31,250
Total as at 31 December 2013	11,818	41,662	69,269	41,783	64,434	228,966	(2,675)	226,291
Total as at 31 December 2012 (Restated)	11,508	75,894	67,179	45,586	62,879	263,046	(39,830)	223,216
1 Of the £11.8 billion of assets 5% relates to other shareholder business assets.
2    The reduction in annuity and non-profit assets compared with the 2012 position principally reflects the completion of the disposal of our US business in the second half of 2013, with a corresponding reduction in assets of operations held for sale.

There is an internal loan between Aviva Insurance Limited (AIL) and Aviva Group Holdings Limited (AGH) that has a net value of zero at a consolidated level.

General insurance and health
All the investment risk is borne by shareholders and the portfolio held to cover these liabilities contains a high proportion of fixed and variable income securities, of which 87% are rated A or above. The assets are relatively short duration reflecting the short average duration of the liabilities. Liquidity, interest rate and foreign exchange risks are maintained at a low level.

Annuity and other non-profit
All the investment risk is borne by shareholders. The annuity liabilities have a long duration but are also illiquid as customers cannot surrender their policies. The assets are chosen to provide stable income with a good cash flow, foreign exchange and interest rate match to the liabilities. We are able to invest part of the portfolio in less liquid assets in order to improve risk-adjusted returns given the illiquid nature of the liabilities. The asset portfolio is principally comprised of long maturity bonds and loans including a material book of commercial mortgage loans. The bond portfolios have performed well in the context of recent increases in interest rates. As at 31 December 2013, unrealised losses and impairments on the bond portfolio of £22.9 billion amounted to £0.3 billion or 1% of the portfolio. The equivalent figure for 31 December 2012 was 1%. Unrealised gains on the portfolio were £2.2 billion as at 31 December 2013 or 10% of the portfolio. The equivalent unrealised gains figure for 31 December 2012 was 12%. The other non-profit business assets are a smaller proportion of this portfolio and are generally shorter in duration and have a high proportion invested in fixed income.

8.i - Summary of assets continued

The current asset value of the commercial mortgage portfolio (including Healthcare and PFI mortgages) backing the UK Annuity book is £11.1 billion. While these commercial mortgages are held at fair value on the asset side of the statement of financial position, we also carry an allowance against the risk of default on our riskier mortgages of £1.3 billion (FY12: £1.2 billion, including the implicit reinvestment margin of £0.2 billion). This includes a net increase of £0.3 billion at HY 13 and explicit recognition of the £0.2 billion reinvestment margin previously held implicitly. Since HY13, commercial mortgages have performed in line with expectations with the impact of defaults offset by the release of the default allowances. The valuation allowance (including supplementary allowances) for commercial mortgages, including Healthcare and PFI mortgages of £1.3 billion equates to 124bps at 31 December 2013 (FY12: 89bps).

Policyholder assets
These assets are invested in line with the fund choices made by our unit-linked policyholders and the investment risk is borne by the policyholder. This results in a high allocation to growth assets such as equity and property. Aviva's shareholder exposure to these assets arises from the fact that the income we receive is a proportion of the assets under management.

UK style with-profits (WP)
UK style with profit funds hold relatively long term contracts with policyholders participating in pooled investment performance subject to some minimum guarantees. Smoothed returns are used to declare bonuses to policyholders which increase the level of the guarantees through time. The part of the portfolio to which policyholder bonuses are linked is invested in line with their expectations and includes growth assets such as equity and property as well as fixed income. The remainder of the portfolio is invested to mitigate the resultant shareholder risk. This leads us to an overall investment portfolio that holds a higher proportion of growth assets (such as equity and property) than our other business lines although there are still material allocations to fixed income assets.

Continental European style participating funds
Continental European style participating funds hold relatively long term contracts with policyholders participating in pooled investment performance subject to some minimum guarantees. Smoothed returns are used to declare bonuses to policyholders which increase the level of the guarantees through time. There is less discretion in how guarantees increase through time compared to the UK style equivalent funds and more of the bonus accrues each year rather than being allocated at maturity. The investment portfolio holds a higher proportion of fixed income assets than the UK style equivalent. Fixed income assets also give rise to less volatility on the local statutory balance sheet than growth assets.
      In total we have made gross disposals1 of Italian sovereign debt of £1.7 billion this year from our shareholder and participating funds, the majority of which was from the Continental European style participating funds. We have also entered into hedges to protect £0.3 billion notional of Italian debt holdings within our French participating funds. After taking into account market movements and new business, the value of our net direct shareholder and participating fund holdings (net of NCI) in Italian sovereign debt is £4.9 billion (FY12: £4.9 billion). Of the £4.9 billion of Italian sovereign debt (net of NCI) 73% is held in Italy.

8.ii - External leverage
Group capital	2013 £m	2012 £m
Subordinated debt	4,370	4,337
External debt	755	802
DCI, fixed rate tier 1 notes and preference shares	1,832	1,832
External debt and preference shares	6,957	6,971
Total tangible capital employed2	13,938	13,976
Tangible debt leverage	50%	50%
2 Tangible capital employed is total IFRS equity (including DCI, fixed rate Tier 1 Rate Notes, preference shares and non-controlling interests) and non equity items such as core structural borrowings.

At FY13 the tangible debt leverage ratio was 50% (FY12: 50%) with a small reduction in external debt and a small decrease in tangible capital employed.

1        Gross of non-controlling interests, purchases and redemptions.

8.iii - Net asset value
At the end of 2013, IFRS net asset value per share was 270 pence (FY12: 278 pence). This movement was driven by operating profits and profit on the disposal of subsidiaries and associates which were offset by remeasurements on pension schemes and integration and restructuring costs. In addition, payment of the dividend, movement in the value of AFS securities and other reserves and foreign exchange movements also contributed to the decrease in net asset value per share.
      Total IFRS investment return variances were £100 million. For continuing operations, investment variances were £352 million adverse. This included £303 million adverse variance in the non-life businesses, reflecting short-term fluctuation in investment return and economic assumption changes driven by an increase in risk-free rates in the UK and Canada, together with other market movements impacting the Group centre investments.
      In the life business, investment return variances were £49 million adverse, with narrowing credit spreads on government and corporate bonds in France, Italy and Spain more than offset by the strengthening of the commercial mortgage default provision and the effect of higher interest rates in the UK Life business.
      The adverse movement on the Group's staff pension schemes of £549 million post tax is principally due to the main UK staff pension scheme where the surplus has decreased over the period largely as a result of narrowing spreads between corporate bonds and gilts, partially offset by an outperformance in the equity and property markets and a net benefit from demographic assumption changes.
IFRS	2013 £m	pence per share2	Restated 2012 £m	pence per share2
Equity attributable to shareholders of Aviva plc at 1 January1	8,204	278p	12,643	435p
Operating profit - continuing operations	2,049	70p	2,038	70p
Operating profit - discontinued operations	290	10p	239	8p
Investment return variances and economic assumption changes on life and non-life business	100	3p	(815)	(28)p
Profit/(loss) on the disposal and remeasurements of subsidiaries and associates	923	31p	(2,523)	(86)p
Goodwill impairment and amortisation of intangibles	(177)	(6)p	(1,099)	(37)p
Integration and restructuring costs	(366)	(12)p	(468)	(16)p
Exceptional items	-	-	-	-
Tax on operating profit and on other activities	(668)	(23)p	(306)	(10)p
Non-controlling interests	(143)	(5)p	(168)	(6)p
Profit after tax attributable to shareholders of Aviva plc	2,008	68p	(3,102)	(105)p
AFS securities (fair value) & other reserve movements	(840)	(29)p	323	11p
Ordinary dividends net of scrip	(429)	(15)p	(630)	(21)p
Direct capital instruments and fixed rate tier 1 notes interest and preference share dividend	(87)	(3)p	(72)	(2)p
Foreign exchange rate movements	(354)	(12)p	(184)	(6)p
Remeasurements of pension schemes	(549)	(19)p	(792)	(27)p
Other net equity movements3	11	2p	18	(7)p
Equity attributable to shareholders of Aviva plc at 31 December1	7,964	270p	8,204	278p
1 Excluding preference shares
2 Number of shares as at 31 December 2013: 2,947 million (31 December 2012: 2,946 million).
3 Other net equity movements per share includes the dilution effect of the increase in number of shares during the period.

MCEV net asset value per share increased to 445 pence (FY12: 422 pence). This movement was driven by operating profits, positive investment variances and profit on disposals of subsidiaries and associates partly offset by remeasurements on pension schemes, integration and restructuring costs, payment of the dividend, movement in the value of AFS securities and other reserves, foreign exchange movements and exceptional items relating to regulatory and tax changes.
      Total MCEV investment return variances were £1,969 million. Of this total, £452 million relates to discontinued operations. For continuing operations, investment variances were £1,517 million primarily generated by the group's life businesses, which contributed £1,820 million, offset by adverse investment return variances in the non-life businesses of £303 million. The life investment return variances were largely due to the narrowing of credit spreads on corporate bonds and asset outperformance in the UK, together with narrowing spreads on government and corporate bonds in Italy, France and Spain.

MCEV4	2013 £m	pence per share2	Restated 2012 £m	pence per share2
Equity attributable to shareholders of Aviva plc at 1 January1	12,434	422p	12,829	441p
Operating profit - continuing operations	2,433	83p	2,393	82p
Operating profit - discontinued operations	290	10p	(390)	(13)p
Investment return variances and economic assumption changes on life and non-life business	1,969	67p	1,358	46p
Profit/(loss) on the disposal and remeasurements of subsidiaries and associates	973	33p	1,094	37p
Goodwill impairment and amortisation of intangibles	(194)	(7)p	(1,143)	(39)p
Integration and restructuring costs	(357)	(12)p	(467)	(16)p
Exceptional items	(256)	(9)p	51	2p
Tax on operating profit and on other activities	(1,425)	(48)p	(1,021)	(35)p
Non-controlling interests	(529)	(18)p	(855)	(29)p
Profit after tax attributable to shareholders of Aviva plc	2,904	99p	1,020	35p
AFS securities (fair value) & other reserve movements	(813)	(29)p	119	5p
Ordinary dividends net of scrip	(429)	(15)p	(630)	(21)p
Direct capital instruments and fixed rate tier 1 notes interest and preference share dividend	(87)	(3)p	(72)	(2)p
Foreign exchange rate movements	(362)	(12)p	(58)	(2)p
Remeasurements of pension schemes	(549)	(19)p	(792)	(27)p
Other net equity movements3	11	2p	18	(7)p
Equity attributable to shareholders of Aviva plc at 31 December1	13,109	445p	12,434	422p
1 Excluding preference shares
2 Number of shares as at 31 December 2013: 2,947 million (31 December 2012: 2,946 million).
3 Other net equity movements per share includes the dilution effect of the increase in number of shares during the period.
4    In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles with the exception of stating held for sale operations at their expected fair value, as represented by expected sale proceeds, less cost to sell.

8.iv - Return on equity
Return on equity shareholder funds is calculated as operating return (IFRS basis) net of tax expressed as a percentage of opening shareholders equity. This has increased to 17.8% (FY12: 11.2%) for FY13, primarily reflecting the impact of the significant asset write downs experienced in 2012 which reduced closing shareholders equity for that year.

	2013%	Restated 2012%
United Kingdom & Ireland life	16.0%	15.9%
United Kingdom & Ireland general insurance and health	8.0%	9.5%
Europe	10.9%	12.4%
Canada	17.4%	19.8%
Asia	10.1%	6.1%
Fund management	32.1%	19.5%
Corporate and Other Business	n/a	n/a
Return on total capital employed (excluding Delta Lloyd and United States)	11.0%	10.0%
Delta Lloyd	-	10.8%
United States	56.5%	5.1%
Return on total capital employed	12.0%	9.3%
Subordinated debt	5.4%	4.9%
External debt	2.2%	2.4%
Return on total equity	15.2%	10.9%
Less: Non-controlling interest	11.1%	12.0%
Direct capital instruments and fixed rate tier 1 notes	5.1%	5.6%
Preference capital	8.5%	8.5%
Return on equity shareholders' funds	17.8%	11.2%

8.v - European Insurance Groups Directive (IGD)
	UK life funds £bn	Other business £bn	31 December 2013 £bn	31 December 2012 £bn
Insurance Groups Directive (IGD) capital resources	5.8	8.6	14.4	14.4
Less: capital resources requirement	(5.8)	(5.0)	(10.8)	(10.6)
Insurance Group Directive (IGD) excess solvency	-	3.6	3.6	3.8
Cover over EU minimum (calculated excluding UK life funds)			1.7 times	1.7 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has decreased by £0.2 billion since FY12 to £3.6 billion. The key movements over the period are set out in the following table:
£bn
IGD solvency surplus at 31 December 2012	3.8
Operating profits net of other income and expenses	1.2
Dividends and appropriations	(0.5)
Market movements including foreign exchange1	(0.4)
Pension scheme funding	(0.1)
Disposals	0.2
Poland pension legislative changes	(0.3)
Increase in capital resources requirement	(0.1)
Other regulatory adjustments	(0.2)
Estimated IGD solvency surplus at 31 December 2013	3.6
1 Market movements include the impact of equity, credit spread, interest rate and foreign exchange movements net of the effect of hedging instruments.

Group IGD sensitivity
	2013 £bn	Equities down 10%	Interest rates up 1%
Sensitivities on IGD	3.6	(0.0)	(0.8)

The Group proactively manages its balance sheet risk through monitoring, stress analysis and our hedging programme.
      The Group's IGD surplus is resilient to global equity market falls or a 1% global interest rate rise. The Group's IGD surplus would be approximately £3.3 billion in the event of a 40% fall in equity markets from the 31 December 2013 position reflecting the hedging that the Group currently has in place.
      The impact of a 1% rise in global interest rates is calculated with reference to the regulatory value of debt securities in continental Europe being capped to local minimum capital requirements in participating funds. This provides protection to the Group's IGD surplus from immediate market losses on debt securities.

8.vi - Economic capital
The estimated economic capital surplus represents the excess of Available Economic Capital over Required Economic Capital. Available Economic Capital is based on MCEV net assets, adjusted for items to convert to an economic basis. Required Economic Capital is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

Summary of estimated economic capital position
	2013 £bn	2012 £bn
Available economic capital	18.4	16.6
Standalone required economic capital	(15.9)	(18.1)
Diversification benefit	5.8	6.8
Diversified required economic capital	(10.1)	(11.3)
Estimated economic capital position at 31 December	8.3	5.3
Cover Ratio	182%	147%
Pro forma impacts		1.8
Estimated pro forma economic capital position at 31 December		7.1
Pro forma cover ratio		172%

Analysis of change in economic capital
	2013 £bn	2012 £bn
Economic capital surplus position at 1 January	5.3	3.6
MCEV operating earnings	1.4	0.9
Economic variances	0.7	0.7
Exceptional and other non-operating items	(0.9)	(0.6)
Dividend and appropriations, and shares issued in lieu of dividends	(0.5)	(0.7)
Net impact of fixed rate note issuance/call	-	0.2
Available capital benefits from disposals	1.3	-
Economic capital staff pension scheme	0.3	-
UK increase in commercial mortgage default allowance	(0.3)	-
Other	(0.2)	0.4
Change in available economic capital	1.8	0.9
Impact of trading operations and other	0.7	0.4
Economic capital staff pension scheme	(0.7)	-
Impact of changes in Group hedging	(0.2)	0.2
Capital requirement benefits from disposals	1.4	0.2
Change in diversified required economic capital	1.2	0.8
Estimated economic capital surplus position at 31 December	8.3	5.3
Pro forma impacts	-	1.8
Estimated pro forma economic capital surplus position at 31 December	-	7.1

The estimated economic capital position has increased by £3.0 billion to £8.3 billion at 31 December 2013 with a corresponding increase in the cover ratio from 147% to 182%. The improvement during the period in part reflects the crystallisation of the year-end 2012 pro forma impacts of £1.8 billion relating to the completion of the US, Delta Lloyd, Aseval and other disposals, partly offset by a strengthening of the pension scheme basis. In addition, further benefits of £1.2 billion have been driven by underlying profits, favourable market movement and increases in US sale proceeds, partly offset by the payment of dividends, increase in UK commercial mortgage default allowances and the impact of exceptional items, mainly reforms to Poland Pension legislation.
      The estimated economic capital position at FY13 includes the strengthening of the allowance for staff pension scheme deficits from five years of stressed contributions to the full funding basis deficit under stressed conditions. The impact of this when combined with changes to the funding basis assumptions and market movements results in a reduction in economic capital surplus of £0.4 billion. The move to a full funding basis is a further strengthening from the ten years of stressed contributions, which is reflected in the year-end 2012 pro forma result.

8.vi - Economic capital continued
Summary analysis of diversified required economic capital
	2013 £bn	2012 £bn
Credit risk1	2.5	2.3
Equity risk2	2.1	1.7
Interest rate risk3	0.2	0.1
Other market risk4	1.4	1.5
Life insurance risk5	1.0	1.0
General insurance risk6	0.8	0.9
Other risk7	2.1	2.4
Total (Pro forma for year-end 2012 only)	10.1	9.9
Total	10.1	11.3
1    Capital held in respect of credit risk recognises the Group's shareholder exposure to changes in the market value of assets and defaults. Assets captured within this category include corporate bonds and non-domestic sovereigns.

A range of specific stresses are applied reflecting the difference in assumed risk relative to the investment grade and duration.
2    Capital held in respect of equity risk recognises the Group's shareholder exposure to changes in the market value of assets. The increase in equity risk during the period primarily reflects increases in equity values during the year.

3    Capital held in respect of interest rate risk recognises the Group's shareholder exposure to changes in the market value of assets. A range of specific stresses are applied reflecting the difference in assumed risk relative to investment grade and duration.

4    Capital held in respect of other market risk recognises the Group's shareholder exposure to changes in the market value of commercial mortgages and property, but also captures risk in association with inflation and foreign exchange.

5 Capital held in respect of life insurance risk recognises the Group's shareholder exposure to life insurance specific risks, such as longevity and lapse.
6 Capital held in respect of general insurance risk recognises the Group's shareholder exposure to general insurance specific risks, such as claims volatility and catastrophe.
7 Capital held in respect of other risk recognises the Group's shareholder exposure to specific risks unique to particular business units and other items.

End of part 2 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 March, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary